EXHIBIT 12.1

WESTERN GAS PARTNERS, LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

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	Year Ended December 31,
thousands	2011	2010	2009	2008	2007
Earnings:
Income before income taxes	$159,204	$143,021	$134,769	$177,975	$130,417
Add:
Fixed charges	31,751	22,414	11,213	2,947	9,462
Distributions from equity investees	10,611	5,935	5,552	5,128	1,349
Amortization of capitalized interest	184	—	248	6	—
Less:
Equity income	10,090	6,640	7,330	4,736	4,017
Net income before taxes attributable to noncontrolling interests	14,103	11,005	10,260	7,965	—

Earnings	$177,557	$153,725	$134,192	$173,355	$137,211

Fixed charges:
Interest expense	$31,559	$21,951	$10,195	$364	$5,667
Interest component of lease expense	192	463	1,018	2,583	3,795

Fixed charges	$31,751	$22,414	$11,213	$2,947	$9,462

Ratio of earnings to fixed charges	5.6x	6.9x	12.0x	58.8x	14.5x

These ratios were computed by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income before adjustment for income or loss from equity investees, plus fixed charges to the extent they affect current year earnings, amortization of capitalized interest and distributed income of equity investees, then subtracting equity income, noncontrolling interests in pre-tax income from subsidiaries that did not incur fixed charges, and interest capitalized during the year. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and estimates of interest within rental expenses.